Exhibit 99.1

Genius Group Launches Exponential Entrepreneur Awards

in Partnership with OpenExO

SINGAPORE, November 16, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, today announced the launch of the Global Exponential Entrepreneur Awards in partnership with OpenExO.

OpenExO, founded by Salim Ismail, the lead author of international bestseller “Exponential Organizations” and “Exponential Organisations 2.0, The New Playbook for 10x Growth & Impact”, has been implementing Salim’s ExO model over the last decade in Fortune 500 companies, institutions and governments to build entrepreneurial, high growth teams utilizing the latest disruptive technologies and practices.

Salim is on the Board of XPRIZE Foundation, which uses large-scale global incentive competitions to crowdsource solutions to the world’s grand challenges. He is also Founding Executive Director of Singularity University, and recently joined Genius Group’s Board.

The partnership signed between Genius Group and OpenExO paves the way for a global initiative, hosted on Genius Group’s Edtech platform, GeniusU, to recognize, train and equip entrepreneurs using exponential growth principles and technologies to scale their enterprises rapidly. The components of the partnership include:

●	Access to the OpenExO community and resources to Genius Group’s entrepreneur students as part of GeniusU’s Genius Metaversity annual membership program.

●	Integration of OpenExO’s resources and principles into Genius Group’s Entrepreneur Certification program, linked to Genius Group’s $1 million entrepreneur scholarship for undergraduate and post-graduate students.

●	Integration of OpenExO’s Certification program with GeniusU’s Partner Portal, enabling GeniusU’s global community of partners to be certified to deliver training in the ExO Model.

●	Launch and management of the Annual Exponential Entrepreneur Awards, which will recognize and award entrepreneurs in the 200 countries covered on GeniusU that are scaling their enterprises effectively using the 11 principles of the ExO model.

The Exponential Entrepreneur Awards finalists, who will all be harnessing the latest technologies including AI and Web3 tools, will be showcased as successful case studies for others to learn from, while benefiting from the knowledge sharing and resource sharing with other finalists globally.

Roger Hamilton, CEO of Genius Group said “The power of our global community has always been driven by the case studies and knowledge sharing of our entrepreneurs as they put into practice the growth tools they learn via our GeniusU Edtech platform. In this new Age of AI, there is no more timely a toolkit to add to GeniusU than the ExO Model. We are excited to be launching this initiative globally in partnership with OpenExO and to highlight the best case studies from around the world of the entrepreneurs harnessing today’s exponential technologies.”

Salim Ismail, Founder of OpenExO said “Over the last ten years we have brought the ExO model to leading Fortune 500 companies, as well as to governments and institutions who recognize the need to adopt new models to keep up with the exponential growth of technology and the accelerating pace of change. Through this partnership with Genius Group, we are looking forward to bringing these same proven principles to entrepreneurs globally, from startups to fast growth companies. We believe this partnership positions Genius Group as the first stop for entrepreneurs seeking the latest strategies and connections to grow exponentially.”

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

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Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com